Exhibit 99.1

Real Messenger Corporation Announces Board-Authorized Share Repurchase Program of up to US$2.0 Million over two years

Costa Mesa, CA – 25th August 2026 - Real Messenger Corporation (Nasdaq: RMSG) (“Real Messenger,” the “Company,” “we” or “our”), a real estate technology company operating a social platform that connects real estate agents, buyers, sellers, and other industry participants, today announced that its Board of Directors (the “Board”) authorized, on August 20, 2026, a two-year program to repurchase the Company’s Class A ordinary shares, par value US$0.0001 per share (the “Shares”), in an amount up to an aggregate of US$2.0 million.

This repurchase program reflects the Board’s confidence in the Company’s business and long-term strategy, and its ongoing commitment to enhancing shareholder value.

“We believe that our shares are trading at levels that undervalue the strength of our business model and long-term growth potential,” said Thomas Ma, Chief Executive Officer of Real Messenger. “Our decision to initiate this share repurchase program is a proactive step to protect shareholder value while demonstrating our confidence in the Company’s long-term outlook and our commitment to driving value for our shareholders.”

Under the Board-authorized repurchase program, Shares may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or otherwise, all to be in compliance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also may, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its Shares under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of Shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Repurchases under the program will be conducted in accordance with the Companies Act (As Revised) of the Cayman Islands and the Company’s Articles of Association, including satisfaction of the applicable solvency requirements for a purchase by the Company of its own Shares. The actual timing, number, and value of Shares repurchased will depend on a number of factors, including the market price of the Company’s Shares, general market and economic conditions, the Company’s financial results and liquidity, and other considerations. The Company expects to fund repurchases with cash on hand, and any future cash generated from its operations.

About Real Messenger Corporation

Real Messenger Corporation (Nasdaq: RMSG) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections, including without limitation, of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of Real Messenger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Real Messenger. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or Real Messenger’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Real Messenger does not presently know, or that Real Messenger currently believes are immaterial that could also cause actual results to differ from those contained in the forward- looking statements. In addition, forward-looking statements reflect Real Messenger’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Real Messenger described in Real Messenger’s Form 20-F filed with the SEC on July 28, 2026, as amended, including those under “Risk Factors” therein. Real Messenger anticipates that subsequent events and developments will cause its assessments to change. However, while Real Messenger may elect to update these forward-looking statements at some point in the future, Real Messenger specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Real Messenger’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Real Messenger Corporation

ir@real.co